SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 22nd April 2009
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F☒      Form 40-F☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes☐      No☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: April 22nd 2009	GlaxoSmithKline plc (Registrant)

	By:	/s/ Victoria Whyte VICTORIA WHYTE Authorised Signatory for and on behalf of GlaxoSmithKline plc

Press Release

Issued: Wednesday, 22nd April 2009, London, U.K. Results announcement for the first quarter 2009 GSK delivers Q1 EPS of 26.3p before major restructuring* and increased dividend of 14p
Results before major restructuring*

	Q1 2009	Growth
	£m	CER%	£%
Turnover	6,769	(5)	19
Earnings per share	26.3p	(28)	3
Total results

	Q1 2009	Growth
	£m	CER%	£%
Turnover	6,769	(5)	19
Restructuring charges	264
Earnings per share	22.3p	(39)	(9)

The full results are presented under ‘Income Statement’ on page 7.

*	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 6.
Summary
•	EPS before major restructuring 26.3p, down 28% CER, up 3% in sterling terms

•	Q1 profit performance adversely impacted by gross margin decline due to US generic competition, one-off R&D intangible write-offs and phasing of SG&A costs

•	£5.6 billion pharmaceutical sales (-6%); US sales were £2.3 billion (-22%) primarily due to continued generic competition. Strong growth in Emerging Markets (+18%) Asia Pacific/Japan (+12%) and Europe (+7%)

•	£1.1 billion Consumer Healthcare sales (+4%) with 12 new product launches in Q1 and pan-European launch of alli now underway

•	Vaccine sales of £625 million (+18%); portfolio further strengthened with recent approval of Synflorix in Europe and Cervarix data filed in the USA

•	Announced acquisition of specialist dermatology company Stiefel to increase GSK’s growth and diversification with significant revenue and synergy opportunities — completion expected Q3 2009

•	Definitive step taken to re-energise HIV business with creation of new specialist company with industry-leading pipeline — completion expected Q4 2009

•	5 targeted ‘bolt-on’ transactions to strengthen and diversify Emerging Markets and Consumer Healthcare businesses in last 6 months

•	4 new pharmaceutical product filings in 2009; GSK has over 10 new products filed with regulators in the USA, Europe and Japan

•	Progressive dividend policy continues with Q1 dividend of 14p (+8%)

Press Release
GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s Review
This quarter has shown divergent performances in our pharmaceutical business with US sales declining 22% to £2.3 billion, but strong sales performances reported in other regions. Europe, Emerging Markets, Asia Pacific/Japan and our Consumer Healthcare business all delivered good growth this quarter and contributed £4.3 billion in sales, representing approximately 66% of overall turnover.
In the USA, we are experiencing some of our toughest performance challenges as our product portfolio transitions and we re-shape our business. Generic competition to our heritage CNS portfolio reduced sales by close to £450 million compared to the same quarter last year.
As I have said before, our US business is a vital part of GSK’s future and we are aggressively re-engineering our US operations to make sure we have the right resource in the right areas and an overall lower level of infrastructure costs.
With 10 new products launched in the last 2 years and 6 more in review with regulators, including Cervarix, I believe we now have the right structure in place to fully capitalise on our new product opportunities in this market.
I am confident that we are making progress to adapt our US business model, and that we will deliver long-term success in this marketplace. I am equally confident that, in the short-term, with generic exposure reducing significantly and several new product launches to come, we can expect a significant improvement to the performance of this business during the second half of 2009.
The significant impact to higher margin US sales this quarter resulted, as expected, in a decline to our gross profit margin, and this together with one-off intangible asset write-offs in R&D, primarily explains the reported difference we see between sales and earnings performance for the first quarter.
In the quarter, we also reported a higher SG&A margin, as a percentage of sales, than we expect for the full year. This is essentially a reflection of phasing of costs versus sales during the year and looking forward, we are making no change to our previously communicated expectations for the SG&A margin in 2009.
In 2009, we have already seen some significant changes in our industry. For GSK, I am pleased with the progress we have made against our strategic priorities to improve long-term growth and reduce risk.
The acquisition of Stiefel Laboratories will provide us with the opportunity to create a new product and development platform in dermatology, with the formation of a new world-leading, specialist dermatology business.
It will provide immediate new revenue flows to GSK and we see substantive revenue and synergy opportunities through combining GSK’s geographic reach with Stiefel’s expertise in dermatology; and leveraging our existing commercial infrastructure and manufacturing capability.
The innovative transaction, we announced last week with Pfizer, to create a new specialist HIV company, also provides GSK with new options to leverage our existing capabilities, in a critical therapeutic area, and deliver future growth and shareholder value.
Issued: Wednesday, 22nd April 2009, London, U.K.

Press Release
We have now completed five transactions to advance our commercial positions in Consumer Healthcare and Emerging Markets in the last six months, including three this year.
These transactions complement the organic programme of investment we have accelerated to strengthen and diversify GSK’s business. For example, in Emerging Markets, we have added a further 670 representatives to our salesforces this year, this is in addition to the 850 new people recruited in 2008.
The strong start to the year of our Japanese business was particularly encouraging, with sales growth driven by Advair and Relenza. The opportunity for GSK, in the Japanese market is significant with a substantial schedule of new product launches to come including newly received approvals for Allermist and Tykerb.
In Europe, we are in the midst of launching two significant new products: Synflorix, a competitive new vaccine that provides increased protection for infants against pneumococcal diseases; and alli, our new weight-loss treatment — the first time GSK has launched an OTC brand simultaneously across the region.
Our Consumer Healthcare business delivered 12 new product launches in the first quarter. This launch schedule is exactly in line with our strategy to drive market share growth through focused brand innovation, delivery of strong value propositions and by maintaining levels of A&P investment.
For the quarter, we have seen year-on-year market share gains in our OTC and oral healthcare businesses; and 7 of our top 10 brands grew market share. This resilient performance has been particularly impressive given the current economic downturn. So far, we have only seen a limited impact on our business mainly resulting from lower consumer demand for nutritionals in the UK and some customer destocking of consumer healthcare products in Europe.
We are continuing to maintain a level of around 30 assets in our late-stage pipeline; and pipeline output for the quarter remained positive with 6 filings completed with regulatory authorities.
Nevertheless, we are not complacent about R&D productivity. Whilst we have recently successfully transitioned the novel diabetes treatment Syncria and the MAGE-A3 cancer immunotherapeutic for melanoma to phase III development, disappointing phase III results for elesclomol and rosiglitazone XR in Alzheimer’s disease are evidence that research and development remains challenging.
In summary, this first quarter performance was indicative of what we always expected to be a year of two halves for GSK.
In this first half of the year, our performance will be heavily impacted by the year-on-year comparative effect of generic entries in the USA. However, in the second half of 2009, this impact is projected to reduce and we expect to see increased sales contributions from new products.
Finally, I am pleased to confirm that our progressive dividend policy continues and this quarter GSK’s dividend increased 8% to 14 pence.
Andrew Witty
Chief Executive Officer
Issued: Wednesday, 22nd April 2009, London, U.K.

Press Release
Trading Update
Turnover and key product movements impacting growth for the quarter
Total pharmaceutical turnover declined 6% to £5.6 billion, as US performance (-22% to £2.3 billion) continued to be significantly impacted by generic competition to several mature brands. Outside the USA, pharmaceuticals sales grew 7% to £3.3 billion with strong growth in other regions: Sales were up 7% to £1.8 billion in Europe, up 12% to £639 million in Asia Pacific/ Japan and up 18% to £661 million in Emerging Markets.
Seretide/Advair sales were level at £1.2 billion. Reported US sales growth (down 5% to £653 million) was primarily impacted by variations in wholesaler stocking patterns; estimated underlying sales growth for Advair in the USA was in the mid-single digit percentage range. In Europe, sales were level at £394 million. Seretide/Advair performed very strongly in Emerging Markets (+27% to £65 million) and in Japan (sales more than doubled to £36 million) where the product was approved in January 2009 for the treatment of COPD.
Sales of antiviral treatment Relenza were £222 million in the quarter, reflecting significant orders for pandemic stockpiling from the UK and Japanese Governments. Total vaccine sales grew 18% to £625 million with strong growth in Europe (+23%) and in the Rest of the World (+46%) partially offset by a 21% decline in US sales reflecting increased competition in the hepatitis and DTPa segments. Overall vaccines performance included significant contributions from Rotarix (+74% to £57 million) following its US launch in mid-2008 and Cervarix (more than doubling to £48 million) which continues to win the majority of competitive tenders in markets where it is launched. Other strong pharmaceutical sales performances in the quarter included Lovaza (+54% to £106 million) and respiratory treatment Ventolin (+23% to £116 million).
Lamictal sales fell 61% to £144 million, following the introduction of generic competition to the product in the USA in July 2008 (US sales fell 74% to £86 million in the quarter). Sales of Imitrex/Imigran (-68% to £64 million) and Wellbutrin XL (-66% to £52 million) also fell due to generic competition in the US market. Total Avandia product sales declined 19% to £197 million, with US sales falling 18% to £112 million and European sales down 30% to £43 million.
Total Consumer Healthcare sales grew 4% in the quarter to £1.1 billion. Sales of Oral healthcare products rose 5% to £368 million, reflecting continued growth from Sensodyne (+7% to £112 million). Sales of Aquafresh were flat at £128 million and sales of £6 million were contributed by newly acquired dry-mouth treatment Biotene. Within Nutritionals, strong growth from Horlicks (+20% to £75 million) offset a decline in sales of Lucozade (-12% to £80 million) resulting from a reduction in ‘impulse sector’ demand in the UK. OTC product sales rose 5% to £567 million, including sales of £32 million from anti-obesity treatment alli, which was launched in European markets at the end of March. Other strong OTC performances included smoking cessation products (+12% to £82 million) and the Panadol franchise (+6% to £99 million).
Operating profit and earnings per share commentary
Results before major restructuring
Operating profit before major restructuring for Q1 2009 was £1,976 million, a 31% decline in CER terms.
Cost of sales increased to 24.3% of turnover (Q1 2008: 22.8%), principally reflecting the anticipated generic competition to higher margin products in the USA. SG&A costs as a percentage of turnover increased by 1.1 percentage points to 31.4% compared with Q1 2008, reflecting investment in growth markets and increased pension costs partially offset by the benefits of the current restructuring programme. Excluding legal charges, SG&A costs were 30.6% of turnover. We continue to expect SG&A costs (excluding legal charges) as a percentage of sales for this year to be slightly higher than in 2008 (27.7%).
Issued: Wednesday, 22nd April 2009, London, U.K.

Press Release
R&D expenditure at 15.9% (Q1 2008: 13.7%) of total turnover was impacted by £115 million of intangible asset write-offs, including £90 million with respect to elesclomol. Excluding these write-offs, R&D expenditure would have been 14.2% of turnover. We now expect R&D expenditure for the current year to be slightly higher as a percentage of sales than in 2008 (14.4%).
In the quarter, gains from asset disposals were £1 million (Q1 2008: £56 million), costs for legal matters were £51 million (Q1 2008: £39 million), there was a charge of £5 million for the fair value movements on financial instruments (Q1 2008: £66 million income) and charges related to previous restructuring programmes were £3 million (Q1 2008: £6 million).
Other Operating Income in the quarter was £54 million including royalty income of £67 million (Q1 2008: £62 million), partially offset by equity investment impairment and fair value movements on financial instruments. In addition, profit on disposal of interest in associates was £115 million as 5.7 million Quest shares were sold. We continue to expect to deliver a slightly higher combined total of Other Operating Income and profit on disposal of interests in associates this year than in the full year 2008 of £541 million.
EPS before major restructuring of 26.3p decreased 28% in CER terms (a 3% increase in sterling terms) compared with Q1 2008. The favourable currency impact of 31 percentage points reflected the weakness of Sterling against most major currencies.
The current restructuring programme remains on track to deliver cumulative annual savings of £1 billion by the end of this year, and £1.7 billion by the end of 2011.
Total results after restructuring
Operating profit after restructuring for Q1 2009 was £1,712 million, down 13% in sterling terms and down 40% CER compared with Q1 2008. This included £264 million of restructuring charges related to the current operational excellence programme (Q1 2008: £85 million); £143 million was charged to cost of sales (Q1 2008: £60 million), £71 million to SG&A (Q1 2008: £25 million) and £50 million to R&D (Q1 2008: nil). EPS after restructuring of 22.3p decreased 39% in CER terms (9% in sterling terms) compared with Q1 2008.
Cash flow and net debt
Net cash inflow from operating activities for Q1 2009 was £1,736 million, down 4% in sterling terms. This was used to fund net interest of £15 million, capital expenditure on property, plant and equipment and intangible assets of £388 million, acquisitions of £501 million and the dividend paid to shareholders of £730 million.
Net debt decreased by £0.4 billion during the period to £9.8 billion at 31st March 2009, comprising gross debt of £16.4 billion and cash and liquid investments of £6.6 billion.
The Group is well placed financially having completed its debt financing programme during 2008. At 31st March 2009, GSK had short-term borrowings (including overdrafts) repayable within 12 months of only £1.3 billion with a further £0.7 billion repayable in the subsequent year.
Dividends
The Board has declared a first interim dividend of 14 pence per share (Q1 2008: 13 pence). The equivalent interim dividend receivable by ADR holders is 40.9304 cents per ADS based on an exchange rate of £1/$1.4618. The ex-dividend date will be 29th April 2009, with a record date of 1st May 2009 and a payment date of 9th July 2009.
Currency impact
The Q1 results are based on average exchange rates, principally £1/$1.44, £1/€1.09 and £1/Yen 136. The period end exchange rates were £1/$1.43, £1/€1.08 and £1/Yen 142. If exchange rates were to hold at these period end levels for the rest of 2009, the estimated positive impact on 2009 sterling EPS growth before major restructuring would be approximately 23 percentage points.
Issued: Wednesday, 22nd April 2009, London, U.K.

Press Release
GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		David Outhwaite	(020) 8047 5502
		Stephen Rea	(020) 8047 5502

	US Media	Nancy Pekarek	(919) 483 2839
		Mary Anne Rhyne	(919) 483 2839
		Kevin Colgan	(919) 483 2839
		Sarah Alspach	(215) 751 7709

	European Analyst / Investor	David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543
		Gary Davies	(020) 8047 5503

	US Analyst / Investor	Tom Curry	(215) 751 5419
		Jen Baxter	(215) 751 7002
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the new Operational Excellence programme, which commenced in October 2007 and the acquisition of Reliant Pharmaceuticals in December 2007. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Bonviva/Boniva, a trademark of Roche, and Vesicare, a trademark of Astellas Pharmaceuticals in many countries and of Yamanouchi Pharmaceuticals in certain countries, all of which are used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2008.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom
Registered in England and Wales. Registered number: 3888792
Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Income statements
Three months ended 31st March 2009

	Results				Results
	before major		Major		before major	Major
	restructuring		Restructuring	Total	restructuring	Restructuring	Total
	Q1 2009	Growth	Q1 2009	Q1 2009	Q1 2008	Q1 2008	Q1 2008
	£m	CER%	£m	£m	£m	£m	£m
TURNOVER	6,769	(5)		6,769	5,686		5,686

Cost of sales	(1,644)	13	(143)	(1,787)	(1,299)	(60)	(1,359)

Gross profit	5,125	(10)	(143)	4,982	4,387	(60)	4,327

Selling, general and administration	(2,129)	(1)	(71)	(2,200)	(1,720)	(25)	(1,745)
Research and development	(1,074)	14	(50)	(1,124)	(780)		(780)
Other operating income	54			54	161		161

OPERATING PROFIT	1,976	(31)	(264)	1,712	2,048	(85)	1,963

Finance income	28			28	82		82
Finance expense	(202)		(1)	(203)	(168)	(2)	(170)
Profit on disposal of interest in associate	115			115
Share of after tax profits of associates and joint ventures	14			14	(1)		(1)

PROFIT BEFORE TAXATION	1,931	(31)	(265)	1,666	1,961	(87)	1,874

Taxation	(560)		63	(497)	(563)	21	(542)
Tax rate %	29.0%			29.8%	28.7%		28.9%

PROFIT AFTER TAXATION FOR THE PERIOD	1,371	(31)	(202)	1,169	1,398	(66)	1,332

Profit attributable to minority interests	38			38	25		25
Profit attributable to shareholders	1,333		(202)	1,131	1,373	(66)	1,307

	1,371		(202)	1,169	1,398	(66)	1,332

EARNINGS PER SHARE	26.3p	(28)		22.3p	25.6p		24.4p

Diluted earnings per share	26.2p			22.2p	25.5p		24.2p

Issued: Wednesday, 22nd April 2009, London, U.K

PRESS RELEASE
Pharmaceuticals turnover
Three months ended 31st March 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,735	1	844	(1)	546	(1)	345	9
Avamys/Veramyst	31	85	20	17	9	>100	2	—
Flixonase/Flonase	69	11	10	100	12	(23)	47	14
Flixotide/Flovent	195	(6)	99	(4)	48	(2)	48	(12)
Seretide/Advair	1,214	—	653	(5)	394	—	167	26
Serevent	62	(24)	19	(18)	31	(22)	12	(38)
Ventolin	116	23	38	>100	37	(3)	41	(5)
Zyrtec	18	9	—	—	—	—	18	9

Anti-virals	1,116	18	488	2	340	45	288	16
HIV	419	(8)	195	(8)	169	(9)	55	(6)
Agenerase, Lexiva	48	6	27	6	17	(7)	4	100
Combivir	112	(16)	53	(16)	41	(17)	18	(17)
Epivir	34	(21)	13	(18)	14	(20)	7	(25)
Epzicom/Kivexa	137	10	58	5	62	10	17	27
Trizivir	56	(20)	30	(22)	24	(17)	2	(33)
Ziagen	27	(16)	14	—	9	(11)	4	(50)

Valtrex	344	2	257	8	42	—	45	(17)

Relenza	222	>100	11	—	110	—	101	>100
Zeffix	53	(13)	4	—	7	(14)	42	(14)

Central Nervous System	499	(53)	216	(73)	145	(2)	138	(3)
Imigran/Imitrex	64	(68)	28	(83)	25	(4)	11	—
Lamictal	144	(61)	86	(74)	39	3	19	—
Requip	50	(56)	8	(90)	32	(3)	10	40
Requip XL	22	>100	5	—	17	>100	—	—
Seroxat/Paxil	126	(21)	14	(61)	28	(14)	84	(3)
Treximet	14	—	14	—	—	—	—	—
Wellbutrin, Wellbutrin XL	64	(63)	54	(68)	6	67	4	50

Cardiovascular and urogenital	551	6	344	7	141	2	66	10
Arixtra	59	29	33	26	22	29	4	50
Avodart	122	12	73	8	36	7	13	50
Coreg, Coreg CR	51	(23)	51	(23)	—	—	—	—
Fraxiparine	55	(8)	—	—	43	(10)	12	—
Levitra	20	7	19	8	1	—	—	—
Lovaza	106	54	105	52	—	—	1	—
Vesicare	24	21	24	21	—	—	—	—
Volibris	2	—	—	—	2	—	—	—

Metabolic	294	(16)	150	(18)	68	(21)	76	(8)
Avandia products	197	(19)	112	(18)	43	(30)	42	(8)
Avandia	121	(23)	74	(25)	18	(27)	29	(14)
Avandamet	66	(16)	31	(4)	24	(32)	11	14
Bonviva/Boniva	62	(4)	38	(15)	21	20	3	—

Anti-bacterials	426	(1)	47	(24)	189	(7)	190	13
Augmentin	186	—	16	(29)	84	(9)	86	20

Oncology and emesis	144	1	70	(12)	51	16	23	11
Hycamtin	43	10	26	6	15	9	2	50
Promacta	2	—	2	—	—	—	—	—
Tyverb/Tykerb	34	42	11	(20)	17	>100	6	100
Zofran	32	(7)	7	67	14	(25)	11	—

Vaccines	625	18	119	(21)	286	23	220	46
Boostrix	26	62	11	60	8	40	7	100
Cervarix	48	>100	—	—	39	>100	9	>100
Fluarix, FluLaval	6	—	—	—	—	—	6	—
Flu Pre-Pandemic	6	20	—	—	5	25	1	—
Hepatitis	149	(12)	52	(28)	61	(5)	36	3
Infanrix, Pediarix	175	(5)	39	(41)	109	14	27	14
Rotarix	57	74	15	—	13	22	29	39
Other	233	(25)	5	—	74	(7)	154	(32)

	5,623	(6)	2,283	(22)	1,840	7	1,500	6

Pharmaceutical turnover includes co-promotion income.
Issued: Wednesday, 22nd April 2009, London, U.K

PRESS RELEASE
Consumer Healthcare turnover
Three months ended 31st March 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Over-the-counter medicines	567	5	180	4	156	(2)	231	13
alli	32	>100	29	>100	3	—	—	—
Breathe Right	27	24	14	11	7	20	6	67
Cold sore franchise	23	(5)	9	—	11	(10)	3	—
Nicotene replacement therapy	82	12	58	11	17	6	7	50
Panadol	99	6	—	—	20	(11)	79	11
Tums	30	5	27	6	—	—	3	—

Oral healthcare	368	5	78	14	184	1	106	8
Aquafresh franchise	128	—	27	(5)	73	(2)	28	9
Biotene	6	—	5	—	—	—	1	—
Denture care	80	5	19	—	28	—	33	14
Sensodyne franchise	112	7	26	27	47	2	39	3

Nutritional healthcare	211	1	—	—	95	(15)	116	22
Horlicks	75	20	—	—	5	(17)	70	24
Lucozade	80	(12)	—	—	65	(16)	15	20
Ribena	38	(5)	—	—	25	(7)	13	—

	1,146	4	258	7	435	(4)	453	14

Issued: Wednesday, 22nd April 2009, London, U.K

PRESS RELEASE
GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement.
The following asset was listed as terminated in the last quarterly update and are no longer included in the table: Coreg CR+ACEi.

Biopharmaceuticals		USA	EU	News update in the quarter
mepolizumab	HES	Ph III	Filed	US filing strategy under review.
ofatumumab	CLL	Filed Jan 2009	Filed Feb 2009	Filed in EU for refractory CLL on 5th Feb 2009. Priority Review granted in USA. Phase III relapsed CLL study started March 2009.
	NHL	Ph III	Ph III
	RA	Ph III	Ph III
belimumab	Lupus	Ph III	Ph III
otelixizumab	Type 1 diabetes	Ph III	Ph III
Syncria	Type 2 diabetes	Ph III	Ph III	Phase III started Feb 2009.

Cardiovascular
& Metabolic		USA	EU	News update in the quarter
Arixtra	Acute Coronary Syndromes	Filed	Approved
Avandamet XR	Type II diabetes	Ph III	Ph III	Filing strategy under review.
Avandia + statin	Type II diabetes	Ph III	Ph III	Filing strategy under review.
darapladib	Atherosclerosis	Ph III	Ph III

Neurosciences		USA	EU	News update in the quarter
Lamictal XR	Epilepsy	Filed	n/a	US PDUFA date extended to 28th May 2009.
Lunivia	Sleep disorders	n/a	Filed	EMEA has not approved ‘new active substance’ status. GSK and Sepracor considering next steps.
Solzira	RLS	Filed Jan 2009	Ph III
almorexant	Primary insomnia	Ph III	Ph III
retigabine	Epilepsy	Ph III	Ph III	Target filing in 2009.
rosiglitazone XR	Alzheimer’s disease	Ph III	Ph III	Programme terminated due to lack of efficacy.

Oncology		USA	EU	News update in the quarter
Promacta/Revolade	Chronic ITP Hepatitis C / CLD	Approved Ph III	Filed Ph III	RAISE sNDA submitted 19th March 2009.
	Prostate cancer prevention	Ph III	Ph III	REDUCE study data to be presented at AUA 27th April 2009.
Avodart	Duodart (fixed dose combination with tamsulosin)	Filed Mar 2009	Filed	Filed in USA 20th March 2009.
Rezonic/Zunrisa	CINV/PONV	Filed	Filed	FDA AdCom scheduled for 20th May 2009. PDUFA date extended to 23rd June 2009.
Filed
pazopanib	Renal cell cancer Sarcoma	Filed Ph III	Mar 2009 Ph III	Filed in EU 4th March 2009.
Issued: Wednesday, 22nd April 2009, London, U.K

PRESS RELEASE

Oncology / contd.		USA	EU	News update in the quarter
	First-line metastatic	Filed Mar 2009	Filed Mar 2009	Filed hormone receptor positive first line metastatic indication in EU on 30th March 2009 and in USA on 31st March 2009.
Tykerb	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III
elesclomol	Metastatic melanoma	Ph III	Ph III	Synta announced 27th February 2009 that the Phase III SYMMETRY trial was suspended due to a safety signal.
pazopanib + Tykerb	Inflammatory breast cancer	Ph III	Ph III

Vaccines		USA	EU	News update in the quarter
Cervarix	HPV prophylaxis	Filed	Approved	Final data from 008 study filed in USA on 30th March 2009.
Prepandrix	H5N1 pandemic influenza prophylaxis	Ph III	Approved
Synflorix	S pneumoniae and NTHi prophylaxis	n/a	Approved Mar 2009	Approved in EU 31st March 2009. No current plan to file in the USA.
MAGE-A3	NSCLC	Ph III	Ph III
	Melanoma	Ph III	Ph III
HibMenCY-TT	MenCY and Hib prophylaxis	Ph III	n/a
MenACWY	MenACWY prophylaxis	Ph III	Ph III
New generation flu	Influenza prophylaxis	Ph III	Ph III
Simplirix	Genital herpes prophylaxis	Ph III	Ph III
Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Balance sheet

	31st March	31st March	31st December
	2009	2008	2008
	£m	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,441	8,026	9,678
Goodwill	2,147	1,372	2,101
Other intangible assets	6,157	4,492	5,869
Investments in associates and joint ventures	499	328	552
Other investments	512	424	478
Deferred tax assets	2,772	2,262	2,760
Derivative financial instruments	112	113	107
Other non-current assets	560	806	579

Total non-current assets	22,200	17,823	22,124

Current assets
Inventories	4,107	3,314	4,056
Current tax recoverable	95	45	76
Trade and other receivables	5,920	5,316	6,265
Derivative financial instruments	258	483	856
Liquid investments	364	1,225	391
Cash and cash equivalents	6,221	2,147	5,623
Assets held for sale	2	3	2

Total current assets	16,967	12,533	17,269

TOTAL ASSETS	39,167	30,356	39,393

LIABILITIES
Current liabilities
Short-term borrowings	(1,276)	(1,799)	(956)
Trade and other payables	(5,752)	(5,329)	(6,075)
Derivative financial instruments	(254)	(244)	(752)
Current tax payable	(948)	(1,056)	(780)
Short-term provisions	(1,516)	(851)	(1,454)

Total current liabilities	(9,746)	(9,279)	(10,017)

Non-current liabilities
Long-term borrowings	(15,106)	(8,114)	(15,231)
Deferred tax liabilities	(717)	(989)	(714)
Pensions and other post-employment benefits	(3,227)	(1,326)	(3,039)
Other provisions	(1,529)	(1,084)	(1,645)
Derivative financial instruments	(2)	—	(2)
Other non-current liabilities	(406)	(354)	(427)

Total non-current liabilities	(20,987)	(11,867)	(21,058)

TOTAL LIABILITIES	(30,733)	(21,146)	(31,075)

NET ASSETS	8,434	9,210	8,318

EQUITY
Share capital	1,416	1,476	1,415
Share premium account	1,340	1,295	1,326
Retained earnings	4,619	5,717	4,622
Other reserves	687	428	568

Shareholders’ equity	8,062	8,916	7,931

Minority interests	372	294	387

TOTAL EQUITY	8,434	9,210	8,318

Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Cash flow statement
Three months ended 31st March 2009

	Q1 2009	Q1 2008	2008
	£m	£m	£m
Profit after tax	1,169	1,332	4,712
Tax on profits	497	542	1,947
Share of after tax (profits)/losses of associates and joint ventures	(14)	1	(48)
Profit on disposal of interest in associates	(115)	—	—
Net finance expense	175	88	530
Depreciation and other non-cash items	603	310	1,437
Decrease in working capital	22	39	69
(Decrease)/increase in other net liabilities	(271)	(204)	408

Cash generated from operations	2,066	2,108	9,055

Taxation paid	(330)	(307)	(1,850)

Net cash inflow from operating activities	1,736	1,801	7,205

Cash flow from investing activities
Purchase of property, plant and equipment	(268)	(254)	(1,437)
Proceeds from sale of property, plant and equipment	7	2	20
Purchase of intangible assets	(120)	(61)	(632)
Proceeds from sale of intangible assets	—	—	171
Purchase of equity investments	(23)	(12)	(87)
Proceeds from sale of equity investments	1	2	42
Purchase of businesses, net of cash acquired	(501)	—	(454)
Investment in associates and joint ventures	(7)	(2)	(9)
Decrease/(increase) in liquid investments	23	(14)	905
Proceeds from disposal of interest in associates	178	—	—
Interest received	41	87	320
Dividends from associates and joint ventures	3	2	12

Net cash outflow from investing activities	(666)	(250)	(1,149)

Cash flow from financing activities
Proceeds from own shares for employee share options	3	6	9
Shares acquired by ESOP Trusts	(50)	(1)	(19)
Issue of share capital	15	30	62
Purchase of own shares for cancellation	—	(986)	(3,706)
Increase in long-term loans	—	693	5,523
Net increase in/(repayment of) short-term loans	166	(1,811)	(3,059)
Net repayment of obligations under finance leases	(11)	(12)	(48)
Interest paid	(56)	(42)	(730)
Dividends paid to shareholders	(730)	(708)	(2,929)
Dividends paid to minority interests	(41)	(34)	(79)
Other financing cash flows	50	54	68

Net cash outflow from financing activities	(654)	(2,811)	(4,908)

Increase/(decrease) in cash and bank overdrafts in the period	416	(1,260)	1,148

Exchange adjustments	(11)	(5)	1,103
Cash and bank overdrafts at beginning of period	5,472	3,221	3,221

Cash and bank overdrafts at end of period	5,877	1,956	5,472

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,221	2,147	5,623
Overdrafts	(344)	(191)	(151)

	5,877	1,956	5,472

Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Statement of comprehensive income

	Q1 2009	Q1 2008
	£m	£m
Profit for the period	1,169	1,332

Exchange movements on overseas net assets	(214)	129
Tax on exchange movements	—	(6)
Fair value movements on available-for-sale investments	17	(87)
Deferred tax on fair value movements on available-for-sale investments	(1)	15
Actuarial (losses)/gains on defined benefit plans	(135)	219
Deferred tax on actuarial movements in defined benefit plans	37	(54)
Fair value movements on cash flow hedges	(3)	—

Other comprehensive income for the period	(299)	216

Total comprehensive income for the period	870	1,548

Total comprehensive income for the period attributable to:
Shareholders	844	1,527
Minority interests	26	21

	870	1,548

Statement of changes in equity

	Share	Share	Retained	Other	Minority	Total
	capital	premium	earnings	reserves	interests	equity
	£m	£m	£m	£m	£m	£m
At 31st January 2009	1,415	1,326	4,622	568	387	8,318

Total comprehensive income for the period			828	16	26	870
Distributions to minority shareholders					(41)	(41)
Dividends to shareholders			(730)			(730)
Shares issued	1	14				15
Consideration received for shares transferred by ESOP Trusts				3		3
Shares acquired by ESOP Trusts				(50)		(50)
Write-down on shares held by ESOP Trusts			(150)	150		—
Share-based incentive plans			49			49

At 31st March 2009	1,416	1,340	4,619	687	372	8,434

At 31st January 2008	1,503	1,266	6,475	359	307	9,910

Total comprehensive income for the period			1,596	(69)	21	1,548
Distributions to minority shareholders					(34)	(34)
Dividends to shareholders			(708)			(708)
Shares issued	1	29				30
Shares purchased for cancellation	(28)		(1,591)	28		(1,591)
Consideration received for shares transferred by ESOP Trusts				6		6
Shares acquired by ESOP Trusts				(1)		(1)
Write-down on shares held by ESOP Trusts			(105)	105		—
Share-based incentive plans			52			52
Tax on share-based incentive plans			(2)			(2)

At 31st March 2008	1,476	1,295	5,717	428	294	9,210

Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Segmental information
GSK has implemented IFRS 8 ‘Operating segments’ with effect from 1st January 2009 and this has resulted in a change to the segmental information reported by GSK. Comparative information has been presented on a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the US, Europe, Emerging Markets and Asia Pacific/Japan regional pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading pharmaceuticals segment includes Canada, Puerto Rico, central vaccine tender sales and contract manufacturing sales.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Unallocated pharmaceuticals costs include costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and profits on global asset disposals.
Turnover by segment

		Q1 2008
	Q1 2009	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	2,283	2,138	(22)
Europe pharmaceuticals	1,840	1,496	7
Emerging Markets pharmaceuticals	661	469	18
Asia Pacific/Japan pharmaceuticals	639	420	12
Other trading pharmaceuticals	200	244	(29)

Pharmaceuticals turnover	5,623	4,767	(6)
Consumer Healthcare turnover	1,146	919	4

	6,769	5,686	(5)

Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Operating profit by segment

		Q1 2008
	Q1 2009	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	1,494	1,458	(27)
Europe pharmaceuticals	1,057	831	9
Emerging Markets pharmaceuticals	228	163	9
Asia Pacific/Japan pharmaceuticals	346	212	11
Other trading pharmaceuticals	113	161	(40)
Pharmaceuticals R&D	(901)	(636)	18
Other unallocated pharmaceuticals costs	(292)	(184)	41

Pharmaceuticals operating profit	2,045	2,005	(27)
Consumer Healthcare operating profit	189	159	(1)

Segment operating profit	2,234	2,164	(25)
Corporate and other unallocated costs and disposal profits	(258)	(116)

Operating profit before major restructuring	1,976	2,048	(31)
Major restructuring	(264)	(85)

Total operating profit	1,712	1,963

Finance income	28	82
Finance costs	(203)	(170)
Profit on disposal of interest in associate	115	—
Share of after tax profits of associates and joint ventures	14	(1)

Profit before taxation	1,666	1,874

Segmental commentary
US pharmaceuticals turnover declined 22% and operating profit declined by 27% as the related decline in gross profit was only partially mitigated by a 16% reduction in SG&A costs.
In Emerging Markets and Asia Pacific/Japan pharmaceuticals operating profit grew at a slower rate than turnover growth reflecting SG&A investment in support of our strategic priorities. Other trading pharmaceuticals turnover declined, reflecting lower contract manufacturing income.
Pharmaceuticals R&D costs increased primarily due to higher intangible asset write-offs and adverse currency movements. Costs excluding intangible asset write-offs of £115 million (Q1 2008: £6 million) increased by 3% CER.
Other unallocated pharmaceuticals costs increased in 2009 due to higher centrally held manufacturing costs.
Consumer Healthcare turnover increased 4% but operating profits declined 1% reflecting regional mix, higher commodity prices and SG&A investment in support of our strategic priorities.
Central unallocated costs increased quarter-on-quarter due to higher pension charges in Q1 2009 and a beneficial fair value movement in Q1 2008 on the Quest collar, which was terminated during 2008.
Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceeding’ note in the Annual Report 2008.
At 31st March 2009, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’) was £1.9 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Significant developments since the date of the Annual Report 2008 are as follows:
In March 2009, the Group received para iv certifications from ANDA applicants, Teva Pharmaceuticals USA, Par Pharmaceutical, Inc., and Apotex Inc., alleging that two patents covering Lovaza are invalid, unenforceable, or not infringed. The patents expire in 2013 and 2017. The Group is the licensee under these patents. Pronova is the owner of the patents and has the first right to sue under these patents. At this time Pronova has not sued the ANDA applicants. If Pronova sues the ANDA applicants, a stay against FDA approval will be effected until the earlier of an adverse decision in the case or May 2012.
In the Wellbutrin XL action filed in the US District Court for the Eastern District of Pennsylvania against Biovail and GSK alleging unlawful monopolisation and other antitrust violations related to the enforcement of Biovail’s Wellbutrin XL patents and the filing, by Biovail, of citizen petitions, GSK’s motion to dismiss the complaint of the purported class of direct purchasers was denied. Accordingly, the case will proceed to discovery. In the same matter, the purported class of indirect purchasers has filed an amended complaint, thus mooting GSK’s pending motion to dismiss their complaint.
With respect to the purported direct and indirect purchaser class actions relating to Flonase, the Group’s motion to dismiss the complaints was granted without prejudice on 15th April 2009 by the US District Court for the Eastern District of Pennsylvania. On 17th April 2009, Roxane Laboratories, Inc. filed suit against the Group in the US District Court for the Eastern District of Pennsylvania, alleging anticompetitive conduct by the Group in filing certain citizen petitions which are alleged to have delayed Roxane’s entry into the market for Flonase. The Group is currently collecting information about the allegations included in this complaint.
Developments with respect to tax matters are described in ‘Taxation’ below.
Taxation
Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2008. There have been no material changes to tax matters since the publication of the Annual Report.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

	Paid/	Pence per
Dividends	payable	share	£m
2009
First interim	9th July 2009	14	710

2008
First interim	10th July 2008	13	683
Second interim	9th October 2008	13	679
Third interim	8th January 2009	14	730
Fourth interim	9th April 2009	17	859

		57	2,951

The weighted average number of shares was 5,064 million (Q1 2008: 5,355 million).
Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Net assets
The book value of net assets increased by £116 million from £8,318 million at 31st December 2008 to £8,434 million at 31st March 2009. This reflects a decrease in net debt arising from the operating activities in the period partially offset by the dividend payment and an increase in the pension deficit. The increase in the pension deficit arose predominantly from a reduction in asset values and an increase in the estimated long-term UK inflation rate, partially offset by an increase in the rate used to discount UK pension liabilities from 6.20% to 6.60% and the rate used to discount US pension liabilities from 6.00% to 6.50%. At 31st March 2009, the net deficit on the Group’s pension plans was £1,954 million compared with £1,697 million at 31st December 2008.
The carrying value of investments in associates and joint ventures at 31st March 2009 was £499 million, with a market value of £1,118 million.
At 31st March 2009, the ESOP Trusts held 120.4 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,342 million has been deducted from other reserves. The market value of these shares was £1,310 million.
GSK did not purchase any shares for cancellation in the period. At 31st March, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.
Reconciliation of cash flow to movements in net debt

	Q1 2009	Q1 2008	2008
	£m	£m	£m
Net debt at beginning of the period	(10,173)	(6,039)	(6,039)

Increase/(decrease) in cash and bank overdrafts	416	(1,260)	1,148
Cash (inflow)/outflow from liquid investments	(23)	14	(905)
Net increase in long-term loans	—	(693)	(5,523)
Net (increase in)/repayment of short-term loans	(166)	1,811	3,059
Net repayment of obligations under finance leases	11	12	48
Exchange adjustments	167	(340)	(1,918)
Other non-cash movements	(29)	(46)	(43)

Decrease/(increase) in net debt	376	(502)	(4,134)

Net debt at end of the period	(9,797)	(6,541)	(10,173)

Business acquisitions and disposals
On 7th January 2009, the Group acquired all of the share capital of Genelabs Technologies Inc., a California biotechnology company with a strong and focused portfolio in hepatitis C vaccines. The purchase price of £41 million included £12 million of cash and cash equivalents, with the remainder represented by preliminary net asset valuations of £29 million.
On 30th January 2009, the Group acquired all of the share capital of Bristol Myers Squibb Pakistan (Private) Limited and certain associated trademarks for a cash consideration of £23 million. As a result, the Group has acquired a portfolio of over 30 well-established pharmaceutical brands, many of which occupy leading market positions in key therapeutic disease areas in Pakistan. The purchase price of £23 million was represented by preliminary valuations of intangible assets of £7 million, goodwill of £8 million and other net assets of £8 million.
On 31st March 2009, the Group acquired from UCB S.A. its marketed product portfolio across certain territories in Africa, the Middle East, Asia Pacific and Latin America which includes several leading pharmaceutical brands in a number of disease areas. The purchase price of £451 million included £2 million of net cash, £428 million of intangible assets, £75 million of goodwill and £54 million of other liabilities. These are provisional valuations and may change in the future.
Subsequent to the quarter-end, GSK announced agreements to create a new specialist HIV business with Pfizer and to acquire the dermatology company, Stiefel Laboratories, Inc. for consideration of up to $3.6 billion.
Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the company’s Annual Report 2008. In March 2009, 5,749,157 shares in the Group’s associate, Quest Diagnostics Inc. were sold for a cash consideration of £178 million, the majority of the shares being sold direct to Quest Diagnostics Inc. with the remainder being sold in the market.
Apart from the above share sale, there were no material transactions with any of the Group’s joint ventures and associates in the period. There were no material transactions with directors.
Contingent liabilities
There were contingent liabilities at 31st March 2009 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2009	Q1 2008
Average rates:
£/US$	1.44	1.99
£/Euro	1.09	1.32
£/Yen	136	210

Period end rates:
£/US$	1.43	1.99
£/Euro	1.08	1.26
£/Yen	142	198
During Q1, average and period end Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with the same period in 2008.
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three months ended 31st March 2009 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority, IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2008, except that GSK has implemented IAS 1 (Revised) ‘Presentation of financial statements’, IAS 23 (Revised) ‘Borrowing costs’ and IFRS 8 ‘Operating segments’ with effect from 1st January 2009. The implementation of IFRS 8 has resulted in a change to the segmental information reported by GSK, as described in ‘Segmental information’ on page 15. Comparative information has been presented on a consistent basis.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2008 has been derived from the full Group accounts published in the Annual Report 2008, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Issued: Wednesday, 22nd April 2009, London, U.K.

PRESS RELEASE
Independent review report to GlaxoSmithKline plc
Introduction
We have been engaged by the company to review the condensed financial information in the results announcement for the first quarter 2009 (the ‘Interim Management Statement’) for the three months ended 31st March 2009 which comprises the income statement, balance sheet, statement of comprehensive income, statement of changes in equity, cash flow statement and related notes (excluding the pharmaceuticals and vaccines pipeline table). We have read the other information contained in the Interim Management Statement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.
Directors’ responsibilities
The Interim Management Statement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Management Statement in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed financial information included in the Interim Management Statement has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed financial information in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Interim Management Statement for the three months ended 31st March 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
22nd April 2009
London
Notes:
(a)	The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.
Issued: Wednesday, 22nd April 2009, London, U.K.